Changes to Investment Policies:

Change to the Funds Investment Policies and Related Risks. The Fund may invest in preferred stock and convertible securities, and these securities may allow for conversion into common stock. Effective April 6, 2009, the Funds investment policies were revised to make explicit that the Fund may hold common stock received from conversion of other portfolio securities, such that common stock may represent up to 20% of the Funds total assets. The Board of Trustees formally approved of this policy based on a recommendation from AGIFM and PIMCO that having the ability to hold common stock under these circumstances would be in the best interest of the Fund and the Funds shareholders. PIMCO believes it is in the best interests of the Fund to have the flexibility to participate in such conversions and to hold common stock received in such conversions until adequate value can be realized or it otherwise deems it appropriate to dispose of common stock holdings.

Holding common stock involves risks different from or in addition to the risks associated with debt instruments. The market price of common stocks and other equity securities may go up or down, sometimes rapidly or unpredictably.
The value of a companys equity securities may fall as a result of factors directly relating to that company, such as decisions made by its management or lower demand for the companys products or services. The value of an equity security may also fall because of factors affecting not just the company, but also companies in the same industry or sector, or in a number of different industries or sectors, such as increases in production costs. The value of a companys equity securities may also be affected by changes in financial markets that are relatively unrelated to the company or its industry, such as changes in interest rates or currency exchange rates, adverse circumstances involving the credit markets, periods of relative illiquidity, volatility, and perceived or actual instability in the banking and financial service sectors. In addition, because a companys equity securities rank junior in priority to the interests of bond holders and other creditors, a companys equity securities will usually react more strongly than its bonds and other debt to actual or perceived changes in the companys financial condition or prospects. Equity securities generally have greater price volatility and usually produce lower yields than bonds and other debt securities.